April 20, 2006

Ms. Sasha Parikh

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549-7010

Re:	Bioanalytical Systems, Inc. Form 10-K for Fiscal Year Ended September 30, 2005 Filed January 18, 2006 File No. 0-23357

Dear Ms. Parikh:

We have received your letter dated April 7, 2006, and received by fax in our office on that same day, detailing the Staff's review of the above-referenced filing (the "Form 10-K"), which was a follow-up to your letter of February 14, 2006 and our response dated March 28, 2006. This letter responds to the Staff's additional comments on the Form 10-K. For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the Staff's comment letter. The Staff's comments are in bold.

1.

We have read your response to comment 2. Tell us whether the value you ascribed to the facility and recorded in your financial statement at the acquisition date assumed it was FDA compliant. If so, tell us what the intangible asset “FDA compliant facility” represents. If not, it would appear to us that this asset is really a part of the facility you acquired and should be part of its basis that you depreciate over the facility’s useful life.

Our use of the term “facility” in describing the intangibles from our acquisitions appears to be confusing. Our intention was to describe our operations, not the physical assets in which they operate.

The fact that an operation is deemed to be FDA compliant is not tied to the physical facility in which the operations are conducted; in fact, operations in our industry can be moved to new facilities and remain FDA compliant. The operations of the companies acquired by Bioanalytical Systems, Inc. were FDA compliant at the time of our acquisition, which was ascertained by our due diligence review of the personnel, procedures, FDA correspondence and results of customer audits at those entities. At the time of our acquisitions, we valued all physical assets at their then fair value. The value we assigned to each FDA compliant facility we acquired was part of the excess of the consideration over the fair value of the tangible assets purchased and was based on the aforementioned due diligence procedures. We used independent valuation experts in determining the values of the intangibles.

To be accepted in the market as FDA compliant, an operation must adhere to very strict practices developed over time in the drug approval process in the United States, that assure that scientific data developed by a sponsor company a) supports its continued investment in developing the drug candidate, and b) will be accepted as valid data in the sponsor's submissions of the drug for continued development and, ultimately, approval with the FDA. Among the items considered are qualifications of employees, training, documented operating procedures, error rates, methodologies for resolution of errors and differences, data analysis and retention, methods for maintaining both the chain of custody and proprietary nature of the tested materials, and, where dosing is involved, selecting and monitoring the test subjects.

In developing the replacement cost of FDA compliance with the assistance of independent valuation experts, we estimated the costs of hiring and training of technical staff, development of standard operating procedures and validations, and an external audit of the systems. A significant portion of the value was the personnel related costs. FAS 141 prohibits “assembled workforce” from being separated from goodwill. Additionally, we do not believe this intangible asset can be sold separately, but is of value to the businesses as a whole, another condition of FAS 141 that is required to separate intangibles from goodwill.

We agree that our current description of this intangible is confusing to the reader; however, we have accorded the same financial statement treatment as would have occurred had the amount not originally been separated from goodwill. We propose that in future filings we reclassify this intangible to goodwill with explanatory footnote disclosure.

The Company acknowledges that:

•             the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•             staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•             the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review of our responses to your comments. Should you have additional comments or questions, please contact me at (765) 497-5829 or, if you prefer, my fax number is (765) 497-8483.

Very truly yours
BIOANALYTICAL SYSTEMS INC. /s/ Michael R. Cox